JASON A. DALTON
September 18, 2006	Direct (503) 294-9891
jadalton@stoel.com

VIA EDGAR AND OVERNIGHT DELIVERY

Peggy Fisher
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:        Bioject Medical Technologies Inc.
Amendment No. 1 to Registration Statement on Form S-3 filed September 7, 2006
File No. 333-135432

Dear Ms. Fisher:

This letter is the response of Bioject Medical Technologies Inc. (the “Company”) to the Securities and Exchange Commission’s (the “Commission”) comment letter dated September 15, 2006 to the above-referenced filing. The Commission’s comment appears in italics and the Company’s response appears in plain text beneath the comment. The Company has filed Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-3 via EDGAR and has sent three marked courtesy copies of the Amendment to Jay Mumford of your office.

Exhibit 5.1

1.                 Please update your opinion of counsel to reflect the changes in your registration statement.

We have made the requested revision such that the opinion of counsel now refers to the new number of shares covered by the registration statement. Please see Exhibit 5.1 to the Amendment filed via EDGAR.

*****

We understand you may have additional comments based on our response. Please address any questions or comments you may have about this letter and the Amendment to me at (503) 294-9891.

Very truly yours,

/s/ JASON DALTON
Jason Dalton
Enclosures